Exhibit 99.2

ProQR Therapeutics Announces Results for the Third Quarter of 2014

Leiden, the Netherlands, November 24, 2014 — ProQR Therapeutics N.V. (NASDAQ: PRQR), an innovative biopharmaceutical company engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders, today announced results for the third quarter of 2014.

“ProQR has made significant accomplishments, both financially and operationally, in 2014,” said Daniel de Boer, Chief Executive Officer of ProQR. “With the successful completion of our recent initial public offering, we have strengthened our balance sheet, which will allow us to advance the clinical development of QR-010 for the treatment of patients with cystic fibrosis and continue to build our platform and pipeline of proprietary programs.”

Financial Highlights

Net cash generated by financing activities during the three and nine months ended September 30, 2014 was €80.2 million and €119.7 million, respectively. This includes the net proceeds from our IPO in the third quarter of 2014 and the net proceeds from the private placement in the second quarter, as well as proceeds from borrowings, representing receipts from our Innovation credit grant. As of September 30, 2014, we held cash and cash equivalents of €115.3 million.

Net cash used in operating activities during the three and nine months ended September 30, 2014 was €4.3 million and €9.5 million, respectively.

Research and development costs were €2.5 million for the three months ended September 30, 2014, compared to €0.7 million for the same period in 2013. Research and development costs for the nine months ended September 30, 2014 were €7.0 million compared to €1.3 million for the same period in 2013. The increase reflects the expansion of research and development activities to support the further development of our lead product candidate, QR-010, for the treatment of cystic fibrosis, as well as the development of our other pipeline product candidates, including QR-110 for the treatment of Leber’s Congenital Amaurosis, the leading genetic cause of childhood blindness.

General and administrative costs were €2.4 million for the three months ended September 30, 2014, compared to €0.2 million for the same period in 2013. General and administrative costs for the nine months ended September 30, 2014 were €4.5 million compared to €0.4 million for the same period in 2013. The increase reflects the preparatory costs associated with the Company’s IPO on the Nasdaq Global market, a grant to ProQR’s protection foundation, and increased costs reflecting the Company’s growth.

Net loss for the three months ended September 30, 2014 was €3.4 million or €0.43 per share, compared to €0.9 million or €0.14 per share for the same period in 2013. Net loss for the nine months ended September 30, 2014 was €10.1 million or €1.45 per share, compared to €1.6 million or €0.30 per share for the same period in 2013.

For further financial information for the period ending September 30, 2014, please refer to the financial statements appearing at the end of this release.

Corporate Highlights

•	Entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc. (“CFFT”), a subsidiary of the Cystic Fibrosis Foundation, in August 2014, pursuant to which CFFT agreed to provide us with up to $3 million to support the clinical development of QR-010. The Cystic Fibrosis Foundation is a professional patient advocacy organization that supports select CF drug development programs by providing financial support and access to its Therapeutic Development Network, a network of CF key opinion leaders, as well as to an extensive clinical trial network infrastructure.

•

Successfully completed our initial public offering on NASDAQ in September 2014, placing 8,625,000 ordinary shares at a public offering price of $13.00 per share, which includes the exercise in full by the underwriters of their option to purchase 1,125,000 additional ordinary shares, resulting in aggregate net proceeds, after underwriting discounts and commissions and other estimated offering expenses, of approximately $102 million (€79.3 million).

•	Appointed Alison Lawton as a member of our Supervisory Board of Directors in September 2014. Ms. Lawton brings significant operational, international, regulatory and senior management experience within the pharmaceutical and biotechnology industries. She currently serves as a board member of Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Verastem, Inc. (NASDAQ: VSTM) and previously served as Chief Operating Officer of OvaScience, Inc. (NASDAQ: OVAS).

Subsequent Events

•	Appointed Smital Shah as our Chief Financial Officer in October 2014. Ms. Shah has a track record of management and leadership experience in the biopharmaceutical industry as well as in investment banking, with a particular focus on financial strategy and capital markets.

•	Entered into an agreement with PARI Pharma GmbH in October 2014, pursuant to which the Company is granted exclusive access to the use of the PARI e-flow nebulizer for the administration of nucleotide-based drugs in ΔF508 mutation in cystic fibrosis, with the exclusive option to expand this exclusivity to the use in other CF mutations. Pursuant to the terms of the agreement, we have made an upfront payment, hourly fees for development work and are obligated to make sales-based royalty payments after market authorization.

About ProQR

ProQR is an innovative biopharmaceutical company engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders, with an initial focus on Cystic Fibrosis. Utilizing our unique, proprietary RNA repair technologies, we believe we will be able to treat genetic disorders in which a single protein is defective due to certain types of genetic mutation. We believe that this is a unique approach that offers advantages compared with small molecule, gene therapy and other therapeutic strategies.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the initiation of clinical trials of QR-010 and statements regarding our ongoing and planned discovery and development of product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in ProQR’s prospectus filed with the Securities and Exchange Commission dated September 19, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR:

Smital Shah

Chief Financial Officer

T: +1 650 464 9879

ir@proqr.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +1 781 235 3060

gschweitzer@macbiocom.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Financial Position

(€ in thousands)

	December 31, 2013	September 30, 2014
Assets
Current assets
Cash and cash equivalents	€4,129	€115,257
Other Receivables	59	192
Social securities and other taxes	73	408

Total current assets	4,261	115,857

Property, plant and equipment	204	732
Intangible assets	39	39

Total assets	4,504	116,628

Liabilities and stockholders’ equity
Current liabilities
Deferred revenues	—	293
Convertible loan	2,514	—
Finance lease liabilities	35	15
Trade payables	745	1,103
Social securities and other taxes	29	31
Pension premiums	17	77
Other current liabilities	262	1,115

Total current liabilities	3,602	2,634

Finance lease liabilities	48	41
Borrowings	943	2,751

Total liabilities	4,593	5,426

Stockholders’ equity
Shareholders’ equity	(89)	111,202

Total liabilities and stockholders’ equity	€4,504	€116,628

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Comprehensive Loss

(€ in thousands, except share and per share data)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2013	2014	2013	2014
Other income	€—	€—	€116	€4
Research and development costs	(686)	(2,457)	(1,300)	(6,994)
General and administrative costs	(196)	(2,380)	(440)	(4,510)

Total operating costs	(882)	(4,837)	(1,740)	(11,504)
Operating result	(882)	(4,837)	(1,624)	(11,500)
Finance income and expense	6	1,462	5	1,410

Result before corporate income taxes	(876)	(3,375)	(1,619)	(10,090)
Income taxes	—	—	—	—

Net loss (attributable to equity holders of the Company	(876)	(3,375)	(1,619)	(10,090)
Other comprehensive income	—	—	—	—

Total comprehensive loss (attributable to equity holders of the Company)	€(876)	€(3,375)	€(1,619)	€(10,090)

Share information Weighted average number of shares outstanding[1,2]	6,108,152	7,916,686	5,318,716	6,952,792
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)	(0.14)	(0.43)	(0.30)	(1.45)
Basic and diluted loss per share[1]	€(0.14)	€(0.43)	€(0.30)	€(1.45)

[1]	For the periods included in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares are not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.
[2]	On September 23, 2014, the Company’s IPO took place, as of that date, the number of shares issued and outstanding increased to 23,338,154.

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Changes in Equity

(€ in thousands)

	Number of shares		Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Accumulated Deficit	Total Equity
	Ordinary	Preferred
Balance at January 1, 2013	3,413,292	—	€33	€484	—	€(418)	€99
Net loss	—	—	—	—	—	(1,619)	(1,619)
Recognition of share-based payments	—	—	—	—	2	—	2
Shares issued in the period	3,592,773	—	35	2,998	—	—	3,033
Treasury shares issued	(897,913)	—	(9)	—	—	—	(9)

Balance at September 30, 2013	6,108,152	—	59	3,482	2	(2,037)	2,506

Balance at January 1, 2014	6,108,152	—	59	3,482	41	(3,671)	(89)
Net loss	—	—	—	—	—	(10,090)	(10,090)
Recognition of share-based payments	—	—	—	—	406	—	406
Shares issued in the period	9,490,336	8,265,179	880	122,291	—	—	123,171
Conversion of preferred shares	8,265,179	(8,265,179)
Treasury shares issued	(525,513)	—	(5)	(2,191)			(2,196)

Balance at September 30, 2014	23,338,154	—	€934	€123,582	€447	€(13,761)	€111,202

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS B.V.

Unaudited Condensed Statement of Cash Flows

(€ in thousands)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30,
	2013	2014	2013	2014
Cash flows from operating activities
Net loss	€(876)	€(3,375)	€(1,619)	€(10,090)
Adjustments for:
— Depreciation	8	26	11	65
— Share-based payment expenses	2	178	2	406
— Financial income and expense	(4)	(1,462)	(5)	(1,410)

- Changes in other receivables	2	(145)	(93)	(468)
- Changes in trade and other payables	89	350	294	1,873
Corporate income tax paid	—	—	—	—
Interest received	4	129	5	148

Net cash used in operating activities	(775)	(4,299)	(1,405)	(9,476)

Cash flow from investing activities
Purchases of property, plant and equipment	(171)	(344)	(258)	(594)
Purchases of intangible assets	—	—	—	—

Net cash used in investing activities	(171)	(344)	(258)	(594)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	80,258	3,023	118,100 [1]
Proceeds from borrowings	142	1	246	1,667
Redemption of financial lease	—	(10)	—	(27)

Net cash generated by financing activities	142	80,249	3,269	119,740

Net increase in cash and cash equivalents	(804)	75,606	1,606	109,670

Currency effect cash and cash equivalents	—	1,458	—	1,458
Cash and cash equivalents, at beginning of the period	2,659	38,193	249	4,129

Cash and cash equivalents at the end of the period	€1,855	€115,257	€1,855	€115,257

[1]	Net of non-cash conversion of convertible loan

The notes are an integral part of these condensed financial statements.